[LOGO] DYNASIL
44 Hunt Street
Watertown, MA  02472
Phone (617) 668-6855
Fax (617) 668-6890
www.dynasil.com [/LOGO]

                                      July 25, 2012

  BY EDGAR SUBMISSION

  Securities and Exchange Commission
  100 F Street, N.E.
  Washington, DC 20549

  Attention:  Mr. John Cash

  Re:  Dynasil Corporation of America
  Form 10-K for the fiscal year ended September 30, 2011
  Filed December 29, 2011
  Form 10-Q for the quarter ended March 31, 2012
  Filed May 15, 2012
  File No. 1-35011

  Dear Mr. Cash:

  On behalf of Dynasil Corporation of America (the "Company"), set forth below is the response to the question provided to the Company by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter dated June 25, 2012 (the "Letter"). As discussed in our conversation on June 28, 2012, we agreed to submit this response letter by Wednesday, July 25, 2012.

  1. We note that your stock price has declined since your fiscal year end September 30, 2011 and also note your disclosure which indicates that if events or changes in circumstances indicate that assets may be impaired you perform additional impairment tests. With a view towards future disclosures please tell us what changes in circumstances you consider when determining whether additional impairment testing is necessary and specifically address how you considered the decline in the market value of your stock over the first six months of your fiscal 2012.

       RESPONSE:

  We respectfully acknowledge the Staff's comment; however the Company does not consider the temporary volatility in our stock price to necessarily be a triggering event requiring review of our goodwill assets for impairment. In the Company's opinion, the decline in market value of the stock over the first six months of fiscal 2012 is not specific to any single event or reporting unit. While the Company did experience operating cash flow declines in the first six months of fiscal year 2012, this was primarily due to increased spending necessary to advance future opportunities, and not to a particular loss of market share or more permanent market declines. In light of these facts, the gradual strengthening of the economy, the continued strength of the Company's backlog, and projected revenue and operating cash flow increases over the

United States Securities and
Exchange Commission
July 25, 2012

  next 12 months, the Company deemed there were no events, as referenced in FASB ASC 350-20-35-30, that occurred since September 30, 2011, that would more likely than not reduce the fair value of any reporting unit below its carrying amount.

  As disclosed in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, the reported decline in the Company's operating results has primarily come from increased SG&A and R&D spending necessary to advance future opportunities. The Company believes that nothing has occurred in the first 6 months of fiscal year 2012 that significantly impacts the projections used in the prior year impairment tests. Revenues have improved slightly and gross margins have been stable for the first six months of the Company's fiscal 2012 year compared to prior period results.

  The Company generally performs its annual impairment testing of goodwill in connection with its fiscal year end, and reports the results thereof in its annual report on Form 10-K, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The Company tests impairment at the reporting unit level. The Company's primary reporting units tested for impairment are RMD Research, which comprises our Contract Research segment, Dynasil Products (previously known as RMD Instruments), which is a component of our Products and Technology segment and Hilger Crystals, also in the Products and Technology segment.

  We will update our future filings to include what factors we consider which may indicate the requirement to perform additional, interim impairment tests. These include:

  -    A significant adverse long term outlook for any of our industries;
  - An adverse finding or rejection from a regulatory body involved in new product regulatory approvals;
  -    Failure of an anticipated commercialization product line;
  -    Unanticipated competition or a disruptive technology introduction;
  - The testing for recoverability under the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-10 of a significant asset group within a reporting unit;
  -    A loss of key personnel; and
  - An expectation that a reporting unit carrying goodwill, or a significant portion of a reporting unit, will be sold or otherwise disposed of.

       In response to the Staff's request, the Company acknowledges that:
  - the company is responsible for the adequacy and accuracy of the disclosure in their filings;
  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and
Exchange Commission
July 25, 2012


  If you require additional information, please telephone the undersigned at 617-668-6848.




       Respectfully submitted,

       Richard A. Johnson
       Chief Financial Officer

  cc:  Matthew J. Gardella
  Edwards Wildman Palmer LLP